SICHENZIA ROSS FRIEDMAN FERENCE
       61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
                                  www.srff.com

                                                         July 19, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Linda Cvrkel, Branch Chief
             John Stickel
             Claire Erlanger

              Re:   Travelstar, Inc. (f/k/a "Joystar, Inc.")
                    Registration Statement on Form SB-2
                    Filed December 19, 2006 (File No. 333-139461)

Dear Ms. Cvrkel:

         On behalf of Travelstar, Inc. (f/k/a "Joystar, Inc.") ("Travelstar" or the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Commission") in connection with the above referenced filings as set forth in the comment letter of May 29, 2007. In addition to the Company's Amendment No. 2 to Registration Statement of Form SB-2 filed on July 19, 2007, the Company intends to file an amendment to Form 10-KSB for the year ending December 31, 2006, originally filed April 27, 2007.

Management's Discussion and Analysis
------------------------------------

Certain Relationships and Related Transactions, page 30
-------------------------------------------------------

1. We note from your response to our prior comment 2 that you revised the "Certain Relationships and Related Transactions" section on page 30, however the requested changes do not appear to have been made in the notes to the financial statements. Please revise Note 5 to the Company's financial statements to disclose the terms of the loan arrangement to Katherine T. West for $105,997. Also, please disclose in Note 5 the terms of the loan conversion to common stock. Additionally, please tell us where this loan conversion to common stock is included in the statement of stockholders' equity.

Response: The Company has revised Note 5 in accordance with the Commission's comment. The Company has also revised the statement of stockholders' equity to include the loan conversion to common stock.

Notes to the Audited Financial Statements
-----------------------------------------

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Note 2. Significant Accounting Policies
---------------------------------------

Revenue Recognition, page F-7
-----------------------------

2. We note that recognition of merchant revenue occurs on the date the traveler uses the inventory, such as the date of airline departure or hotel stay. Please tell us why you do not appear to have any unearned revenue recorded on the balance sheet as of December 31, 2006 and 2005, as we would assume there is a time lag between the sale of the inventory and the time that the traveler uses the inventory, which would result in an unearned revenue liability on the balance sheet at the time the reservation is booked until the time the traveler uses the inventory and revenue is recorded.

Response: The Company does not have any unearned revenue recorded on the balance sheet because the Company has not yet operated in a merchant revenue model. The disclosure regarding merchant revenue was provided in the event that the Company were to operate in a merchant revenue model.

3. We note your disclosure that host agency model revenue includes membership service revenues such as fee-based month-to-month non-obligatory payments, set-up fees and ongoing membership dues for members in renewal periods, and you record these revenues in the period you receive the fees. For amounts that relate to a future period of time (annual memberships, set-up fees, etc.), please tell us why you believe it is appropriate to recognize that revenue at the time the fees are received, rather than over the period of time covered by the fee. Refer to SAB Topic 13A:3(l) arid 13A:4(a) for guidance.

Response: The Company charges new travel agencies a one-time set-up fee of between $100 and $300, which is roughly comparable to the costs the Company incurs in establishing the new agency. The total amount of such set-up fees charged in 2006 and 2005 was $65,600 and $300 respectively. The Company's arrangements with travel agents are on a month-to-month basis and it does not have a history of the average length of time that an agent remains a member of the Company's programs. In light of these factors, as well as the relatively immaterial amount of revenue (less than 1% of annual revenue) associated with such set-up fees, the Company has not deferred the revenue associated with such set-up fees.

The Company also charges travel agents a fee of $200, commencing in the second year of the travel agent's participation in the Company's programs. This fee covers the agent's calendar year participation. Accordingly, this fee is recognized in the same fiscal year. The Company began charging this fee in 2007.

4. We note from your response to our prior comment 7 and your revised disclosure that override commissions are recognized each period based on projected and actual attainment of predetermined target sales levels. We also note your disclosure later in Note 2 that you receive overrides from certain travel suppliers in the form of commissions as well as co-op marketing earnings based on your gross travel bookings with the supplier, recognized each period based upon the Company's actual attainment of predetermined target sales levels. Please clarify for us when you recognize revenue from overrides and co-op marketing earnings. Please note that because this revenue is contingent on producing a certain level of bookings or sales, revenue should be recorded either upon final measurement, or recognized for the amount of the contingent payment that would be due under the agreement at any point in time (e.g., end of reporting period) as if the agreement was terminated at that date, provided the amount is realizable. See EITF Topic D-96. Please advise or revise accordingly.

Response: The Company recognizes override revenue and co-op marketing revenue based on the Company's estimate of its attainment of various threshold levels of sales. These estimates are predominantly based on annual production levels measured on a calendar year basis. Accordingly, the Company maintains that such revenue recognition is appropriate.

Accounts Receivable, page F-9
------------------------------

5. Please revise your critical accounting estimates section of MD&A to include a discussion of your accounting policy for accounts receivable and your allowance for doubtful accounts.

Response: The Company has revised its critical accounting estimates section of MD&A in accordance with the Commission's comment.

Net Loss per Share, page F-l1
------------------------------

6. We note from your response to our prior comment 8 that you revised your financial statements in accordance with our comment, however the requested disclosure does not appear to have been made in the notes to the financial statements. As previously requested, please revise the notes to the financial statements to disclose the number of outstanding warrants and options that could potentially diluted basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the periods presented because their impact was anti-dilutive. Refer to the disclosure requirements outlined in paragraph 40c of SFAS No.128.

Response: The Company has revised the disclosure under Net Loss per Share under
Note 2 in accordance with the Commission's comment.

Accrued Liability Related to Warrants and Stock Purchase Rights, page F-11

7. We note the changes that have been made to the Company's December 31, 2006 financial statements in response to our prior comment number 3. Please revise to disclose the significant assumptions that were used to calculate the derivative liability for stock warrants and other stock purchase rights aggregating $7,801,193 at December 31, 2006. As part of your revised disclosure, please indicate whether any of this liability relates to your outstanding stock options in addition to your warrants. If not, please explain why.

Response: The Company has revised the disclosure under Accrued Liability Related to Warrants and Stock Purchase Rights under Note 2 in accordance with the Commission's comment.

Note 5. Capital Stock
----------------------

Common Stock

8. We note from the disclosure included in Note 5 that the Company's outstanding warrants to acquire common stock increased from 2,550,014 warrants outstanding at December 31, 2005 to 13,257,302 warrants outstanding at December 31, 2006. Given the significant increase in the number of outstanding warrants that occurred during 2006, please revise Note 5 to disclose the terms of all of the transactions in which the Company issued stock warrants during 2006. In this regard, we currently note that only the transactions in which the Company issued 803,000 Class A and Class B warrants, and 321,200 warrants to the selling agent for its financing transaction during the quarter ended December 31, 2006 are disclosed in Note 5. As part of your revised disclosure, please disclose the nature of the consideration received for the warrants and the related accounting treatment used.

Response: The Company has revised Note 5 in accordance with the Commission's comment.


9. We note from your response to our prior comment 9 that you valued the shares issued for services during 2006 based on the fair market value as determined by a recent private placement transaction. We also note that you have disclosed several transactions where stock was issued for cash ranging from $.33 per share to $33 per share (excluding the shares issued for cash during the three months ended June 30, 2006). Based on this range of prices, it appears that the value of the shares issued for services exceed the value of the shares issued for cash during 2006. For each transaction in which stock was issued for services during 2006, please tell us how you determined the fair value. If the fair value of the stock issued for services is higher than the value of stock issued for cash in the same period, please explain to us why you believe that the value recorded for the non-cash transaction represents "fair value." Also, we note that during the three months ended June 30, 2006 you issued 65,666 common shares for cash of $325,200. Please tell us why these shares of stock were sold for $4.95 per share, an amount significantly higher than any other sales of common stock for cash during the year ended December 31, 2006.

Response: Share issued for services during 2006 were valued based on the closing stock price on the day the shares were issued, not a recent private placement transaction. The apparent anomaly in the shares issued for cash during the three months ended June 30, 2006 is attributable to a typographical error. During the three months ended June 30, 2006, the Company issued 65,400 common shares for cash received of $25,200. The Company has revised note 5 accordingly.

10. We note from your statement of stockholders' equity that 3,630,814 shares were issued in exchange for services during the year ended December 31, 2006. Please explain to us why this amount is not consistent with the number of shares issued in exchange for services during 2006 as disclosed in Note 5 to the financial statements. It appears that the 246,455 shares issued for services during the three months ended March 31, 2006 are not included in the total number of shares issued as presented on the statement of stockholders' equity. Please advise or revise accordingly.

Response: The amounts were inconsistent because Note 5 incorrectly stated during the three months ended September 30, 2006, the Company issued 328,894 common shares for services. The Company has revised Note 5 to state that during the three months ended September 30, 2006, the Company issued 82,439 shares for services.

11. We note from your response to our prior comment 10 that the issuance of 742,211 shares of common stock for a note payable to stockholder for $259,834 is a separate transaction from the issuance of 1,642,885 shares issued on June 15,

2005 to two officers and directors upon conversion of their respective loans totaling $575,000. Please revise the statement of stockholders' equity and Note 5 to disclose the transaction in which 1,642,885 shares were issued in exchange for loans totaling $575,000, or alternatively, please tell us where this transaction is included in the statement of stockholders' equity.


Response: The Company has determined that these were not separate transactions. The $575,000 was comprised of $365,359 for stock issued for notes payable to stockholders, $200,000 for stock issued for accrued payroll, and $9,641 for stock issued for interest. The Company has revised Note 5, Statement of Stockholders' equity, and Item 26 accordingly.

Note 6. Stock Options
----------------------

12. Please revise Note 6 to include disclosure of the general terms of the options issued under the plans, such as the requisite service periods and any other substantive conditions (including those related to vesting), and the maximum contractual term of equity (or liability) share options or similar instruments, and the number of shares authorized for awards of equity share options or other equity instruments.

Response: The Company has revised Note 6 in accordance with the Commission's comment.

13. We note from the statement of stockholders' equity that share based compensation was $267,936 for the year ended December 31, 2006, however, this differs from the amount of $501,436 presented on the statement of cash flows. Please tell us, and disclose in Note 6 to the financial statements, total compensation cost for share-based payment arrangements recognized in income as well as the total recognized tax benefit. See paragraph A240(g) of SFAS No. 123(R).

Response: Total compensation cost for share-based payment arrangements recognized in income for the year ended December 31, 2006 was $237,936. There was no recognized tax benefit. Note 2, Note 6 and the statement of cash flows have been revised accordingly. Please see deferred compensation earned in the statement of cash flows.

Updated Financial Statements
----------------------------

14. The financial statements should be updated, as necessary, to include the interim financial statements for the three months ended March 31, 2007 to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

Response: The financial statements have been updated in accordance with the Commission's comment.

15. Provide a currently dated consent from the independent public accountant in the next amendment.

Response: The Company has provided a currently dated consent in accordance with the Commission's comment.







                           Very Truly Yours,

                           /s/ Richard A. Friedman
                           -------------------------
                           Richard A. Friedman